For Immediate Release

Contact:
ATA Inc. Carl Yeung, CFO Email: ir@ata.net.cn	CCG Elite Investor Relations Crocker Coulson, President Phone: +(1) 646-213-1915

Phone: +(86) 10 65181122-5107	Email: crocker.coulson@ccgir.com Ed Job, CFA Phone: +(1) 646-213-1914 Email: ed.job@ccgir.com

ATA Announces Results for Fiscal Second Quarter 2009

BEIJING, November 11, 2008 — ATA Inc. (“ATA” or the “Company”) (NASDAQ: ATAI), the leading provider of computer-based testing and testing-related services in China, today announced its unaudited financial results for its fiscal second quarter ended September 30, 2008 (“Second Quarter 2009”).

Second Quarter 2009 Highlights

■	Net revenues increased by 3.9% year-over-year to approximately RMB51.7 million (US$7.6 million).
■	Gross profit increased by 15.7% year-over-year to approximately RMB34.4 million (US$5.1 million).
■	Income from operations decreased by 12.2% year-over-year to approximately RMB8.8 million (US$1.3 million).
■	Net income decreased by 10.3% year-over-year to approximately RMB8.3 million (US$1.2 million).
■	Net income excluding share-based compensation expense and foreign currency exchange gain (losses) (non-GAAP) was flat at approximately RMB9.7 million (US$1.4 million) year over year.
■	Basic and diluted earnings per common share were RMB0.18
(US$0.03) and RMB0.18 (US$0.03), respectively, and basic and diluted earnings per ADS were RMB0.36 (US$0.06) and RMB0.36
(US$0.06), respectively. Basic and diluted earnings per common share excluding share-based compensation expense and foreign currency exchange gain (losses) (non-GAAP) were RMB0.21
(US$0.03) and RMB0.21 (US$0.03), respectively, and basic and diluted earnings per ADS excluding share-based compensation
expense and foreign currency exchange gain (losses) (non-GAAP)
were RMB0.41 (US$0.06) and RMB0.41 (US$0.06), respectively. Each
ADS represents two common shares of the Company.
■	For the quarter, ATA delivered approximately 1.5 million tests which was flat compared to the same period last year. In
addition, average revenue per test decreased to RMB9.8 from
RMB13.4 in the same period last year because the China Banking
Association tests were not offered in second quarter 2009.

“Our core business has proven to be robust in this difficult global economic environment, and on a comparable pro forma basis — that is, adjusted for changes to the scheduling of the China Banking Association test — we continued to grow at a fast rate in the second quarter of fiscal year 2009,” said Kevin Ma, ATA’s Chairman and Chief Executive Officer. “Excluding the shift in timing of the China Banking Association test which last year was offered in the quarter ended September and this year was offered earlier, in the quarter ended June, our pro-forma comparable revenue growth rate was approximately 48% year over year. In addition, despite the volatility in the China stock market, our securities market related exam takers increased to approximately 220,000 this quarter compared to 6,000 in the same quarter last year, underlying the strong progress we have made developing this important vertical. As we move forward, and in light of the worldwide financial crisis, we believe regulators in China are increasingly focused on enhancing regulation of the securities industry, and we expect them to introduce new qualification requirements and enhance existing professional qualification programs. However, near term challenges in the financial sector are expected to impact our enterprise customers’ spending on recruitment and internal HR budgets. We are therefore lowering our full fiscal year 2009 guidance in anticipation of lower than expected revenues from these enterprise customers in the near term. In addition, due to uncertainty as to when the government will decide to outsource some large testing contracts to us, we expect some delays in the launch of new exam titles such as those for the accounting and legal professions. In the long term we expect ATA will benefit from a tighter regulatory environment and, as the market leader, with leading technology, a solid track record and the capability to deploy nationwide computer-based testing in China, we expect that ATA will continue to enjoy growth across a number of our value drivers, including the number of test titles, test takers and related services such as test preparation and training.”

ATA’s Chief Financial Officer, Carl Yeung, stated, “We are pleased to meet our guidance for the second quarter while at the same time expand our gross margin as a result of a more favorable business mix. Excluding the impact from the shift in timing of China Banking Association exams, we enjoyed revenue growth in the financial industry vertical to RMB8.3 million from RMB0.4 million, as we successfully introduced the new Fund Sales Professional Qualification test title, offered by the Securities Association of China. Our financial performance also reflects the consistent execution of our strategy set earlier this year, as we continued to de-emphasize our test-based education services while focusing on growing our higher margin businesses such as test preparation and training. As a result of our strategic focus, our online test preparation and training for the financial sector delivered very attractive revenue growth of approximately 377% year-over-year as we worked with the Securities Association of China to track licensed professionals and encourage them to comply with their continuous professional training requirements. Our operating profit in the quarter was lower than the comparable period last year as we increased R&D expenditure to develop two new test services in the areas of enterprise HR and English learning markets, which we expect to launch early next year. We believe these new services will diversify our revenue base from the financial testing market and further enhance our long term sustainable growth potential in the years ahead.”

Financial Results for the Second Quarter 2009

For the Second Quarter 2009, net revenues were RMB51.7 million (US$7.6 million), representing a 3.9% increase year-over-year. Net revenues from testing services decreased 33.7% year-over-year to RMB14.2 million (US$2.1 million). Net revenues from test-based education services increased 7.2% year over year to RMB11.0 million (US$1.6 million) while net revenues from test preparation and training solutions experienced a 33.0% increase year over year to RMB21.2 million (US$3.1 million). Other revenues, which include testing related marketing services, test development services and others, increased 140.0% to RMB5.4 million (US$0.8 million).

The overall number of tests the Company delivered decreased by 9.2% year-over-year to approximately 1.5 million in the Second Quarter 2009, while the average revenue per test delivered dropped to RMB9.8 from RMB13.4 in the same period of fiscal year 2008. This decrease in average revenue per test was due to the absence of the higher value China Banking Association tests in this quarter. Excluding the impact from the difference in timing of China Banking Association’s tests, the number of tests delivered grew 4.5% while average revenue per test increased to RMB9.8 compared to RMB4.7 in the second quarter of fiscal year 2008. Gross profit increased by 15.7% year-over-year to approximately RMB34.4 million (US$5.1 million) from RMB29.7 million in the same period last year. Gross margin increased to 66.5% in the Second Quarter 2009 from 59.7% in the same period last year, driven by higher contribution from the Company’s more profitable testing services, test preparation and training solutions as a percentage of total net revenues.

Operating expenses increased by 29.8% year-over-year to RMB25.6 million (US$3.8 million) from RMB19.7 million in the same period last year, primarily due to an increase in general and administrative expenses. General and administrative expenses increased by 28.6% to RMB13.9 million (US$2.0 million), primarily as a result of the increase in share-based compensation and bad debt expenses. Sales and marketing expenses increased by 12.0% to RMB6.9 million (US$1.0), primarily due to an increase in accrued bonuses and share-based compensation in the quarter. Research and development expenses increased by 74.7% year-over-year to RMB4.8 million (US$0.7 million) from RMB2.7 million in the same period last year, primarily due to the research and development expenses related to two new test services expected to be launched in early next year.

Income from operations for the Second Quarter 2009 decreased by 12.2% year over year to approximately RMB8.8 million (US$1.3 million) from RMB10.0 million. Operating margin was 17.0% in the Second Quarter 2009 compared to 20.1% in the same period last year.

Net income for the Second Quarter 2009 decreased by 10.3% to approximately RMB8.3 million (US$1.2 million), including a RMB2.0 million non-recurring government refund, from RMB9.3 million year over year. Basic and diluted earnings per common share were RMB0.18 (US$0.03) and RMB0.18 (US$0.03), respectively, and basic and diluted earnings per ADS were RMB0.36 (US$0.06) and RMB0.36 (US$0.06), respectively.

Net income excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) was RMB9.7 million (US$1.4 million) for the Second Quarter 2009. Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) were RMB0.41 (US$0.06) and RMB0.41 (US$0.06), respectively. A reconciliation of GAAP to non-GAAP measures is provided elsewhere in this release.

Other Operating Data

As of September 30, 2008, ATA had 1,895 authorized test centers located throughout China.

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for the quarter ended September 30, 2008 were 22.8 million and 23.6 million respectively. Each ADS represents two common shares. ATA had 45.7 million common shares outstanding as of September 30, 2008.

Third Quarter 2009 and Full Year Fiscal Year 2009 Guidance

For the fiscal third quarter 2009, ATA forecasts net revenues will be in the range of RMB105 million to RMB115 million, representing year-over-year growth in the range of 58% to 73%. ATA expects that net revenues for the fiscal year ended March 31, 2009 will be in the range of RMB300 million to RMB310 million, which would represent 74% to 80% growth over fiscal year 2008. In this respect, ATA is lowering its full year guidance as the Company believes that recent contracts signed with enterprise customers, such as large commercial banks, may generate lower than expected revenues due to delayed execution of these projects along with tightening of such customers’ budgets in response to the unfavorable global economic environment. In addition, although ATA remains on track to secure several large scale new exams, such as testing for the accounting and legal professions, deployment of these new test titles within fiscal year 2009 has become less probable. ATA does not expect these delays in the ramp-up of enterprise contracts and the deployment of new exam titles to have an impact on its margin structure, which is expected to remain at current levels, or to improve, due to a favorable mix of businesses. This is ATA’s current and preliminary view, which is subject to change. Our results of operations for the Second Quarter 2009 are not necessarily indicative of our operating results for any future periods.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on November 11, 2008, to discuss the results for the Second Quarter 2009. Joining Kevin Ma, CEO of ATA Inc., will be Walter Wang, Director and President, and Carl Yeung, Chief Financial Officer. To participate in the conference call, please dial +1(800) 561-2813 five to ten minutes prior to the scheduled conference call time and mention the passcode 50797651. International callers should dial +1(617)614-3529, and mention the pass code 50797651.

If you are unable to participate in the call at this time, a replay will be available on November 11, 2008 at 11:00 a.m. ET, through November 17, 2008. To access the replay, dial +1(888)286-8010, international callers should dial +1(617)801-6888, and enter the pass code 26025304.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on ATA Inc.’s website at http://www.ata.net.cn. To listen to the live webcast, please go to ATA Inc.’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on ATA Inc.’s website for 90 days.

About ATA Inc.:

ATA is the leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. The Company’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology, or IT, services, banking, teaching, securities, insurance and accounting. ATA’s test center network comprised 1,895 authorized test centers located throughout China as of September 30, 2008, which the Company believes is the largest test center network of any commercial testing service provider in China. Combined with its test delivery technologies, this network allows ATA’s clients to administer large-scale nationwide tests in a consistent, secure and cost-effective manner. ATA has delivered over 26 million tests including 16 million billable tests since it commenced operations in 1999, and in June 2008 delivered tests to approximately 470,000 test takers over a single weekend for the China Banking Association through its test delivery platform. For further information, please visit: http://www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “look forward to,” “outlook,” “forecast,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate” and similar terminology and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the fiscal quarter ending December 31, 2008 and the fiscal year ending March 31, 2009. Among the factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipate may include the Company’s ability to meet challenges associated with its rapid expansion, the Company’s ability to meet the expectations of current and future clients, the Company’s ability to deploy new test titles, the Company’s ability to win new enterprise contracts, the Company’s ability to convert its existing enterprise contracts into actual revenue, the Company’s ability to implement and maintain effective internal controls over financial reporting, the health of the PRC economy, and uncertainties with respect to the PRC legal and regulatory environments. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2008, which was filed with the U.S. Securities and Exchange Commission on August 28, 2008 and is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2008.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: net income excluding share-based compensation expenses and foreign currency exchange gain (losses) and basic and diluted earnings per ADS excluding share-based compensation expenses and foreign currency exchange gain (losses). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

ATA believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and foreign currency exchange gain (losses), which may not be indicative of its operating performance from a cash perspective. ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance and liquidity. ATA computes its non-GAAP financial measures using a consistent method from quarter to quarter. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation expenses and basic and diluted earnings per share and per ADS excluding share-based compensation expenses is that share-based compensation charges have been and are expected to continue to be for the foreseeable future a significant recurring expense in ATA’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table captioned “Reconciliations of Non-GAAP measures to the most comparable GAAP measures” set forth at the end this release, has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

Currency Convenience Translation

The Company’s financial information is stated in RMB. The translation of RMB amounts for the Second Quarter 2009 into United States dollars is included solely for the convenience of readers and has been made at the rate of RMB6.7899 to US$1.00, the noon buying rate as of September 30, 2008 in the City of New York for cable transfers in RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into US dollar at that rate or any other rate, or to be the amounts that would have been reported under US GAAP.

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	September 30,	September 30,
	2008	2008	2008

	RMB	RMB	USD

ASSETS
Current assets:
Cash	332,196,672	345,956,480	50,951,631
Accounts receivable, net	63,502,408	78,680,650	11,587,895
Inventories	2,951,966	2,351,069	346,260
Prepaid expenses and other current assets	4,657,608	9,078,451	1,337,052

Total current assets	403,308,654	436,066,650	64,222,838

Property and equipment, net	10,668,300	12,307,025	1,812,549
Goodwill	6,880,123	6,880,123	1,013,288
Other assets	15,776,667	18,158,657	2,674,363

Total assets	436,633,744	473,412,455	69,723,038

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	29,822,313	43,933,676	6,470,445
Deferred revenues	36,707,916	37,972,651	5,592,520

Total current liabilities	66,530,229	81,906,327	12,062,965

Deferred revenues	7,025,971	6,233,527	918,059

Total liabilities	73,556,200	88,139,854	12,981,024

Shareholders’ equity:
Common shares:	3,656,210	3,503,619	516,005
Treasury shares	(16,106,940)	—	—
Receivable from shareholders	—	(5,226,173)	(769,698)
Additional paid-in capital	498,374,024	498,120,764	73,362,018
Accumulated other comprehensive loss	(7,933,512)	(17,006,211)	(2,504,634)
Accumulated deficit	(114,912,238)	(94,119,398)	(13,861,677)

Total shareholders’ equity	363,077,544	385,272,601	56,742,014

Total liabilities and shareholders’ equity	436,633,744	473,412,455	69,723,038

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three-month Period Ended
	September 30,	June 30,	September 30,	September 30,
	2007	2008	2008	2008

	RMB	RMB	RMB	USD

Net revenues	49,778,999	68,331,931	51,696,431	7,613,725
Testing services	21,383,383	53,885,098	14,175,165	2,087,684
Test-based educational services	10,201,565	11,024,193	10,937,400	1,610,834
Test preparation and training solutions	15,956,775	508,088	21,215,476	3,124,564
Other revenue	2,237,276	2,914,552	5,368,390	790,643
Cost of revenues	20,060,241	29,163,638	17,321,775	2,551,109

Gross profit	29,718,758	39,168,293	34,374,656	5,062,616

Operating expenses:
Research and development	2,735,526	3,287,178	4,778,038	703,698
Sales and marketing	6,166,789	5,961,055	6,908,588	1,017,480
General and administrative	10,815,611	12,218,300	13,911,591	2,048,866

Total operating expenses	19,717,926	21,466,533	25,598,217	3,770,044

Income from operations	10,000,832	17,701,760	8,776,439	1,292,572
Gain from sale of an affiliate	2,837,451	—	—	—
Subsidy income	—	—	2,000,000	294,555
Interest income	149,365	190,472	61,664	9,082
Foreign currency exchange gain (losses), net	(94,307)	609,647	135,115	19,899

Earnings before income taxes	12,893,341	18,501,879	10,973,218	1616,108

Income tax expense	(3,592,213)	(6,054,172)	(2,628,085)	(387,058)

Net income	9,301,128	12,447,707	8,345,133	1,229,050

Basic earnings per common share	0.42	0.28	0.18	0.03

Diluted earnings per common share	0.25	0.27	0.18	0.03

Basic earnings per ADS	0.84	0.56	0.36	0.06

Diluted earnings per ADS	0.50	0.54	0.36	0.06

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

		Three-month Period Ended
	September 30,	September 30,
	2007	2008

	RMB	RMB

GAAP net income	9,301,128	8,345,133
Share-based compensation expenses	496,705	1,447,324
Foreign currency exchange (gain) losses, net	94,307	(135,115)
Non-GAAP net income	9,892,140	9,657,342

GAAP earnings per ADS:
Basic	0.84	0.36
Basic
Diluted	0.50	0.36
Share-based compensation expenses per ADS:
Basic	0.05	0.06
Diluted	0.03	0.06
Foreign currency exchange (gain) losses per ADS:
Basic	0.01	(0.01)
Diluted	0.01	(0.01)
Non-GAAP earnings per ADS:
Basic	0.90	0.41
Diluted	0.54	0.41
Non-GAAP earnings per common share:
Basic	0.45	0.21
Diluted	0.27	0.21